UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

Maiden Holdings, Ltd.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

G5753U112

(CUSIP Number)

MITCHELL RAAB, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,876,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,876,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,876,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.49%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,876,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,876,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,876,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.49%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

683 Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,876,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,876,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,876,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.49%
14	TYPE OF REPORTING PERSON

IA

4

CUSIP No. G5753U112

1	NAME OF REPORTING PERSON

Ari Zweiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		7,876,964
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

7,876,964
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,876,964
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.49%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. G5753U112

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Common Shares”), of Maiden Holdings, Ltd., a Bermuda limited company (the “Issuer”). The address of the principal executive offices of the Issuer is 94 Pitts Bay Road, Pembroke HM 08, Bermuda.

Item 2.	Identity and Background.
(a)	This statement is filed by:
(i)	683 Capital Partners, LP, a Delaware limited partnership (“683 Partners”), with respect to the Common Shares directly and beneficially owned by it;
(ii)	683 Capital GP, LLC, a Delaware limited liability company (“683 Capital GP”), as the general partner of 683 Partners;
(iii)	683 Capital Management, LLC, a Delaware limited liability company (“683 Management”), as the investment manager of 683 Partners; and
(iv)	Ari Zweiman, as the managing member of each of 683 Capital GP and 683 Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of 683 Partners, 683 Capital GP, 683 Management and Mr. Zweiman is 3 Columbus Circle, Suite 2205, New York, New York 10019.

(c)       The principal business of 683 Partners is acquiring, holding and disposing of investment securities. The principal business of 683 Capital GP is serving as general partner of 683 Partners. The principal business of 683 Management is serving as the investment manager of 683 Partners. The principal occupation of Mr. Zweiman is serving as managing member for each of 683 Capital GP and 683 Management.

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Zweiman is a citizen of the United States of America.

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CUSIP No. G5753U112

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Shares purchased by 683 Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 7,876,964 Common Shares beneficially owned by 683 Partners is approximately $7,202,894, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Shares based on the Reporting Persons’ belief that the Common Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares at prices that would make the purchase or sale of Common Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Common Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

683 Partners also beneficially owns 242,000 shares of the Issuer’s non-convertible 8.25% Preference Shares – Series A, par value $0.01 (the “Series A Preferred Shares”), 533,616 shares of the Issuer’s non-convertible 7.125% Preference Shares – Series C, par value $0.01 (the “Series C Preferred Shares”) and 181,029 shares of the Issuer’s 6.7% Preference Shares – Series D, par value $0.01 (the “Series D Preferred Shares” and collectively with the Series A Preferred Shares and Series C Preferred Shares, the “Preferred Shares”). Currently, the holders of each of the Preferred Shares have no voting rights. Whenever dividends on any class of the Preferred Shares have not been declared and paid for the equivalent of six or more dividend periods, the holders of the class of such Preferred Shares will be entitled to vote for the election of a total of two additional members of the Board, subject to certain limitations. The Issuer did not authorize or declare a dividend for the most recent dividend periods December 1, 2018 and March 1, 2019 with respect to the Preferred Shares. Therefore, the voting rights discussed above may be invoked if the Issuer does not authorize any such dividends with respect to Preferred Shares for four additional dividend periods. The Reporting Persons may engage in discussions with other holders of the Preferred Shares and the Issuer regarding the Reporting Persons’ investment in the Preferred Shares.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Shares or the Preferred Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, engaging in communications with management and the Board of Directors (the “Board”), engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning strategic alternatives, the calling of special meeting(s), changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Common Shares or Preferred Shares, selling some or all of their Common Shares or Preferred Shares, engaging in short selling of or any hedging or similar transaction with respect to the Common Shares or Preferred Shares, or changing their intention with respect to any and all matters referred to in Item 4.

7

CUSIP No. G5753U112

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Common Shares reported owned by each person named herein is based upon 82,957,895 Common Shares outstanding, as of March 8, 2019, which is the total number of Common Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2019.

A.	683 Partners
(a)	As of the close of business on March 21, 2019, 683 Partners directly beneficially owned 7,876,964 Common Shares.

Percentage: Approximately 9.49%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,876,964
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,876,964

(c)	The transactions in the Common Shares by 683 Partners during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
B.	683 Capital GP
(a)	683 Capital GP, as the general partner of 683 Partners, may be deemed to beneficially own the 7,876,964 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 9.49%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,876,964
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,876,964

(c)	683 Capital GP has not entered into any transactions in the Common Shares during the past (60) sixty days. The transactions in the Common Shares on behalf of 683 Partners during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
C.	683 Management
(a)	683 Management, as the investment manager of 683 Partners, may be deemed to beneficially own the 7,876,964 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 9.49%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,876,964
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,876,964

8

CUSIP No. G5753U112

(c)	683 Management has not entered into any transactions in the Common Shares during the past (60) sixty days. The transactions in the Common Shares on behalf of 683 Partners during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.
D.	Ari Zweiman
(a)	Mr. Zweiman, as the managing member of each 683 Management and 683 Capital GP, may be deemed to beneficially own the 7,876,964 Common Shares beneficially owned directly by 683 Partners.

Percentage: Approximately 9.49%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 7,876,964
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 7,876,964

(c)	Mr. Zweiman has not entered into any transactions in the Common Shares during the past sixty (60) days. The transactions in the Common Shares on behalf of 683 Partners during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Common Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Common Shares reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 22, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

9

CUSIP No. G5753U112

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and between 683 Capital Partners, LP, 683 Capital GP, LLC, 683 Capital Management, LLC and Ari Zweiman, dated March 22, 2019.

10

CUSIP No. G5753U112

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2019

683 CAPITAL PARTNERS, LP

By:	683 CAPITAL GP, LLC General Partner

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL GP, LLC.

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

/s/ Ari Zweiman
Ari Zweiman

11

CUSIP No. G5753U112

SCHEDULE A

Transactions in the Common Shares During the Past Sixty (60) Days

Nature of Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

683 CApital partners, LP

Purchase of Common Stock	50,000	1.1850	01/25/2019
Purchase of Common Stock	50,000	1.1952	01/28/2019
Purchase of Common Stock	50,000	1.1428	01/29/2019
Purchase of Common Stock	50,000	1.1669	01/30/2019
Purchase of Common Stock	28,998	1.2609	01/31/2019
Purchase of Common Stock	890,691	1.2704	01/31/2019
Purchase of Common Stock	8,857	1.2953	02/01/2019
Purchase of Common Stock	17,013	1.3193	02/04/2019
Purchase of Common Stock	58,647	1.3499	02/04/2019
Purchase of Common Stock	65,079	1.3799	02/05/2019
Purchase of Common Stock	22	1.3400	02/05/2019
Purchase of Common Stock	68,694	1.3073	02/06/2019
Purchase of Common Stock	17,300	1.2300	02/07/2019
Purchase of Common Stock	75,000	1.2611	02/07/2019
Purchase of Common Stock	7,600	1.2084	02/08/2019
Purchase of Common Stock	109,592	1.2573	02/08/2019
Purchase of Common Stock	47,648	1.2458	02/11/2019
Purchase of Common Stock	81,143	1.2580	02/12/2019
Purchase of Common Stock	42,740	1.2870	02/14/2019
Purchase of Common Stock	33,208	1.3420	02/19/2019
Purchase of Common Stock	400	1.3500	02/21/2019
Purchase of Common Stock	46,542	1.3357	02/22/2019
Purchase of Common Stock	40,381	1.3400	02/22/2019
Purchase of Common Stock	26,020	1.3347	02/26/2019
Purchase of Common Stock	59,425	1.3243	02/27/2019
Purchase of Common Stock	44,019	1.2875	02/27/2019
Purchase of Common Stock	2,000	1.2105	02/28/2019
Purchase of Common Stock	17,130	1.2310	02/28/2019
Purchase of Common Stock	21,433	1.2370	03/01/2019
Purchase of Common Stock	173,317	1.1202	03/04/2019
Purchase of Common Stock	55,012	0.9933	03/05/2019
Purchase of Common Stock	19,939	0.8645	03/06/2019
Purchase of Common Stock	14,693	0.8725	03/07/2019
Purchase of Common Stock	23,135	0.8757	03/08/2019
Purchase of Common Stock	479,322	0.7038	03/11/2019
Purchase of Common Stock	607,252	0.7027	03/12/2019
Purchase of Common Stock	32,748	0.6663	03/13/2019
Purchase of Common Stock	379,333	0.6500	03/13/2019
Purchase of Common Stock	527,631	0.6873	03/14/2019
Purchase of Common Stock	2,330,000	0.6230	03/15/2019
Purchase of Common Stock	500,000	0.7093	03/15/2019